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Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
						Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	2005	2006	2007	2008	2009
Earnings:
Income before Provision for Income Taxes	$197,018	$224,218	$223,024	$224,867	$332,833	$159,794	$157,480
Add: Fixed Charges	245,431	264,211	308,871	330,088	311,474	151,358	154,448

	$442,449	$488,429	$531,895	$554,955	$644,307	$311,152	$311,928

Fixed Charges:
Interest Expense, Net	$183,584	$194,958	$228,593	$236,635	$227,790	$110,696	$112,807
Interest Portion of Rent Expense	61,847	69,253	80,278	93,453	83,684	40,662	41,641

	$245,431	$264,211	$308,871	$330,088	$311,474	$151,358	$154,448

Ratio of Earnings to Fixed Charges	1.8x	1.8x	1.7x	1.7x	2.1x	2.1x	2.0x

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  Exhibit 12